SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2017

Commission File Number: 001-37710

HUTCHISON CHINA MEDITECH LIMITED

(Translation of registrant’s name into English)

22/F, Hutchison House, 10 Harcourt Road, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

HUTCHISON CHINA MEDITECH LIMITED

Form 6-K

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Announcement relating to change of directors
Exhibit 99.2	Press release relating to initiation of a phase II combination study of fruquintinib with Iressa® (gefitinib) in first-line non-small cell lung cancer
Exhibit 99.3	Press release relating to presentation of phase I/II clinical data for selective VEGFR inhibitor fruquintinib at the 2017 gastrointestinal cancers symposium
Exhibit 99.4	Press release relating to initiation of a phase II study of sulfatinib in second-line biliary tract cancer in China

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUTCHISON CHINA MEDITECH LIMITED

By:	/s/ Johnny Cheng
Name:	Johnny Cheng
Title:	Chief Financial Officer

Date: January 17, 2017

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